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                                                                  Exhibit (a)(1)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                          C/O U.S. REALTY I CORPORATION
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                  April 4, 2005

Dear Limited Partner:

         As you may be aware by now, MPF Dewaay Premier Fund, LLC, MP Value Fund 7, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 7, LLC, Moraga Gold, LLC, Steven Gold, and MPF-NY 2005, LLC (collectively, the "MacKenzie Group"), initiated an unsolicited tender offer to buy depositary unit certificates ("Units") in U.S. Realty Partners Limited Partnership (the "Partnership") on March 22, 2005.

         The Partnership, through its managing general partner, U.S. Realty I Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The managing general partner expresses no opinion and is remaining neutral with respect to the MacKenzie Group's offer, because the managing general partner has a potential conflict of interest and does not have a reliable indicator of the fair value of the Units. Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that such increase will concentrate ownership of Units. Affected decisions would include any decision in which limited partners unaffiliated with the general partners are given an opportunity to consent or object.

         Steven Gold, one of the offerors in the MacKenzie Group, made an offer to purchase one of the Partnership's properties, Twin Lakes Apartments, after the Partnership had entered into an agreement to sell Twin Lakes Apartments to an affiliate of the general partners of the Partnership. Although Mr. Gold's offer has expired, on March 18, 2005, Mr. Gold indicated to the managing general partner that he remained interested in purchasing the Twin Lakes Apartments, and the Partnership continues to seriously consider Mr. Gold's offer. The Partnership has retained a second appraiser, Valuation Research Corporation, to assist in evaluating both Mr. Gold's offer and a potential counteroffer by the affiliate of the general partners of the Partnership.

         The Partnership has not recently conducted an analysis of the value of the Units, but the Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be $5.05 per Unit. Although the Partnership has recently obtained an appraisal of one of its properties, Twin Lakes Apartments, the Partnership does not have a recent appraisal of its other property, Governor's Park Apartments, with which to conduct a liquidation value analysis of the Partnership. In addition, secondary market sales information regarding the Units is not a reliable measure of value because of the limited number of trades. THEREFORE, THE MANAGING GENERAL PARTNER IS REMAINING NEUTRAL AND EXPRESSES NO OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:

         o The MacKenzie Group's offer estimates the liquidation value of the Partnership to be $5.05 per Unit. However, the MacKenzie Group is only offering $4.25 per Unit.

         o As described in a proxy statement dated January 24, 2005, the Partnership has entered into an agreement to sell one of its properties at a price that the Partnership anticipates



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                  will result in distributions of $3.65 per Unit, which is only an estimated $0.60 per Unit less than the MacKenzie Group's offer.

         o The $4.25 per Unit offer price will be reduced by the amount of any distributions declared or made between March 22, 2005 and May 6, 2005, which may be further extended.

         o In July 2004, the Partnership entered into an agreement for the sale of Governor's Park Apartments for a gross purchase price of $6,400,000, which agreement the other party subsequently terminated. Had the sale of Governor's Park Apartments closed under the terms of that agreement, the Partnership estimated that the resulting distributions would have equaled approximately $2.02 per Unit as of July 31, 2004.

         o The Partnership is currently considering its options with respect to the sale of Twin Lakes Apartments. In connection with this analysis, the Partnership has ordered, but has not yet obtained, another appraisal of Twin Lakes Apartments. The potential purchaser affiliated with the general partners may raise its purchase price and allow Mr. Gold to submit a counteroffer. The Partnership may also market the property for sale to potential third-party purchasers, including Mr. Gold. Accordingly, the proceeds from the sale of Twin Lakes Apartments and any resulting distributions to the Unit holders may be higher than previously estimated.

         o AIMCO Properties, L.P., a general partner of the Partnership and the holder of approximately 67.81% of the outstanding Units, does not intend to tender any of its Units in the MacKenzie Group offer.

         o The MacKenzie Group's offer is limited to 305,500 Units. If more than 305,500 Units are tendered in the offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

         o The MacKenzie Group's offer to purchase does not provide any past sale price information with which to compare their offer price. The Partnership notes that The Direct Investments Spectrum has reported a high and low sale price of $4.00 per Unit in the third quarter of 2004. In December 2003, AIMCO Properties commenced a tender offer for the Units at a price per Unit of $2.35. In August 2002, AIMCO Properties commenced a tender offer for the Units at a price per Unit of $0.65.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         The discussion set forth in this letter regarding estimated distributions to the Unit holders and other parties, and estimated sale prices of the Partnership's properties are forward-looking information



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developed by the managing general partner. Any estimate of the future performance of a business, like the Partnership's business or that of its properties, are forward-looking and based on assumptions, some of which inevitably will prove to be incorrect. These expectations incorporated various assumptions including, but not limited to, net sales proceeds, transaction costs, revenue, various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, working capital levels, the timing of transactions, and the actions taken or to be taken by other parties. While the managing general partner deemed these expectations to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated, the expenses will actually be incurred, the results will actually be realized, or the estimates will prove to be accurate.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.

                                             Sincerely,

                                             U.S. Realty I Corporation
                                             Corporate General Partner